UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A de C.V. (GAP)

ANNOUNCES RESULTS FOR 4Q05 AND FY2005

Guadalajara, Jal. Mexico, April 5, 2006 Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported unaudited results for the quarter and the 12-month period ended December 31, 2005. Figures are unaudited and have been prepared in accordance with Generally Accepted Accounting Principles in Mexico. All peso amounts are presented herein in constant pesos with purchasing power as of December 31, 2005.

Highlights of 4Q05 versus 4Q04

•	Revenues increased 11.7%, mainly due to 13.0% higher revenues from aeronautical services.

•	Non-aeronautical services revenues increased 6.3%, due mainly to an increase of 38.4% in total terminal passengers at our Los Cabos airport.

•	Operating income increased 13.6%.

•	EBITDA increased 8.6%, from Ps. 378.4 million to Ps. 410.8 million.

•	Net income increased 233.9%.

•	Passenger traffic increased 11.5% and Workload Units increased 10.4%.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Lic. Rodrigo Guzmán Perera, Chief Financial Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212	Tel: 212 406 3690
rguzmanp@aeropuertosgap.com.mx	gap@i-advize.com

Operating Highlights:

Terminal Passenger Traffic

During the fourth quarter of 2005, we experienced an increase in terminal passenger traffic of 11.5% over 4Q04. The greatest increase was at our Los Cabos airport, which experienced a 38.4% rise. Our Puerto Vallarta airport saw an increase of 29.8%, which was due in part to the impact of Hurricane Wilma in the southeast region of Mexico in October 2005, which diverted tourist traffic. We experienced growth throughout the year; notably passenger traffic growth during the first nine months of 2005 was 33.9% and 18.3% at our Los Cabos and Puerto Vallarta airports, respectively.

For the full year 2005, terminal passenger traffic increased 9.2% as compared to 2004. The greatest increase in passenger volumes was at our Los Cabos airport (an increase of 639.6 thousand), followed by our Puerto Vallarta airport (479.5 thousand) and our Guadalajara airport (263.9 thousand). These increases were part of overall international passenger growth of 24.7%, which reflected the rising popularity of Puerto Vallarta and Los Cabos, our main tourist destinations, seasonality and, in part, the effects of Hurricane Wilma.

The following tables provide terminal passenger traffic for the periods indicated (terminal passenger traffic information excludes transit and general aviation passengers).

Domestic Terminal Passengers (in thousands):

GAP 4Q05	Page 2 of 17

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

GAP 4Q05	Page 3 of 17

4Q05 Consolidated Results

Revenues for 4Q05 were Ps. 651.6 million, 11.7% higher than the Ps. 583.5 million obtained in 4Q04, reflecting increases in both aeronautical and non-aeronautical services revenues. A major contributor to this increase was the 11.5% rise in the volume of terminal passengers from 4.3 million to 4.8 million.

- Aeronautical services revenues increased 13.0%.

- Non-aeronautical services revenues increased 6.3%.

Total operating costs and expenses increased 10.5%, primarily as a result of the following:

- Cost of services increased 19.8% due to higher maintenance activity in terminals, access roads and platforms necessary to comply with our Master Development Plan. This increase was higher than that exhibited during the first nine months of 2005 and is in line with previous years, reflecting typical seasonal increases in maintenance activities during the fourth quarter.

- As a result of our improved profitability, the technical assistance fee increased 8.7%.

- As a result of the higher revenues for the period, the government concession fees increased 11.4%.

Operating margin was slightly higher than in 4Q04, rising from 38.5% to 39.2% as a result of the above factors.

Net income increased 233.9% in 4Q05, to Ps. 129.3 million from Ps. 38.7 million for 4Q04. This was due to a Ps. 30.5 million increase in operating income and a reduction in the income tax provision of Ps. 56.7 million, principally due to changes in tax amortization rates applicable to our airport concessions, which was partially offset by the increase in pretax income in 4Q05.

_________________________

 For a description of our Master Development Plan, please see our offering prospectus dated February 23, 2006, which is available online at http://www.aeropuertosgap.com.mx.

GAP 4Q05	Page 4 of 17

Summary of Consolidated Results for 4Q05 (in thousands):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.6275 per U.S. dollar (the U.S. Federal Reserve noon buying rate at December 30, 2005).

- Under Mexican GAAP EBITDA consists of operating income plus depreciation and amortization. EBITDA calculated according to U.S. GAAP differs from that under Mexican GAAP and would amount to Ps. 373.1 million and Ps. 409.3 million for 4Q04 and 4Q05, respectively.

Other Important Data for 4Q05 (in thousands):

WLU= Workload unit represents passenger traffic plus cargo units (one cargo unit = 100 kilograms of cargo).

Operating Costs / Expenses for 4Q05 (in thousands of pesos):

GAP 4Q05	Page 5 of 17

Consolidated Results for Fiscal Year 2005

Total Revenues for the twelve-month period ended December 31, 2005 were Ps. 2,591.3 million, 14.5% higher than the Ps. 2,263.3 million reported for 2004, as a result of increases in both aeronautical (13.3% over 2004) and non-aeronautical revenues (20.2% over 2004).

Aeronautical revenues increased 13.3% from Ps. 1,865.4 million in 2004 to Ps. 2,112.9 million in 2005, principally reflecting the 4.4% increase in our Maximum Rates, the specific prices charged for various aeronautical services, as well as an 8.5% increase in workload units. Aeronautical revenue per workload unit in 2005 increased by 4.4% as compared to 2004, from 98.4 pesos to 102.7 pesos.

Non-aeronautical revenues increased 20.2%, from Ps. 397.9 million in 2004 to Ps. 478.4 million in 2005, due largely to our recovery in June 2004 of the long-term leases to operate commercial spaces at our Guadalajara and Puerto Vallarta airports (which contributed to revenues for 12 months of 2005 compared to only seven months of 2004). This increase was also attributable to a rise in the leasing of commercial space used for the marketing and sale of time-share units. Revenues from these activities were 102.1% higher in 2005 than in 2004, due largely to a one-time fee received at the Los Cabos airport.

Summary of Consolidated Results for the Fiscal Year (in thousands of pesos unless otherwise noted):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.6275 per U.S. dollar (the U.S. Federal Reserve noon buying rate at December 30, 2005).

- Under Mexican GAAP EBITDA consists of operating income plus depreciation and amortization. EBITDA calculated according to U.S. GAAP differs from that under Mexican GAAP and would amount to Ps. 1,465.3 million and Ps. 1,718.7 million for FY04 and FY05, respectively.

GAP 4Q05	Page 6 of 17

Other Important Data for the Fiscal Year (in thousands):

WLU= Workload unit represents passenger traffic plus cargo units (a cargo unit = 100 kilograms of cargo).

Operating Costs / Expenses for the Fiscal Year (in thousands of pesos):

Total Operating Costs and Expenses

Cost of services as a percentage of revenues decreased from 27.8% in 2004 to 25.1% in 2005, while cost of services per workload unit decreased 4.8% in 2005, from Ps. 33.2 in 2004 to Ps. 31.6 in 2005.

Cost of services increased 3.3% during 2005 versus 2004, due primarily to a 21.0% increase in facility maintenance expenses and a 32.2% increase in professional services costs, which were partly offset by a 72.2% decrease in other expenses. The increase in cost of service is in line with previous years (and also reflects the increased investment in facilities’ infrastructure contemplated in the terms of our concessions).

As a result of the revenue increase being proportionately higher than the cost increase, our technical assistance fee increased 18.3% to Ps. 92.4 million in 2005, as compared to Ps. 78.1 million in 2004.

GAP 4Q05	Page 7 of 17

Reflecting the increase in revenues in 2005, government concession fees increased 14.5%, from Ps. 112.4 million in 2004 to Ps. 128.7 million in 2005.

The 7.7% increase in depreciation and amortization, from Ps. 573.1 million for 2004 to Ps. 617.1 million for 2005, was due in large part to a change made in October 2004 to the amortization rates applicable to the value of the concessions for certain airports for accounting purposes. The change in the amortization rates generated an increase of Ps. 32.0 million in amortization expenses during 2005 compared to 2004. The remainder of the increase was attributable to increases in fixed assets during 2005, consistent with the obligations of our Master Development Plan.

Operating margin increased from 38.4% in 2004 to 42.5% in 2005, reflecting the proportionately greater increase in revenues relative to total operating costs. Operating income increased 26.8% to Ps. 1,102.4 million in 2005, as compared to Ps. 869.5 million in 2004. This increase primarily reflected the 14.5% increase in our total revenues in 2005, which was partially offset by the proportionately smaller increase in total operating costs of 6.8%.

On an airport-by-airport basis, the principal contributors to the increase in operating income during 2005 were our Los Cabos, Puerto Vallarta and Guadalajara airports.

Income Taxes, Employees Statutory Profit Sharing and Asset Tax - The provision for income taxes and employee statutory profit sharing and asset tax declined 4.8% in 2005, to Ps. 454.3 million from Ps. 477.2 million in 2004. This decrease was attributable mainly to the change of tax amortization rates for the concessions during 2005, which was offset in part by the increase in pretax income. Our effective tax rate declined 27.1%, from 56.0% in 2004 to 40.8% in 2005.

Net Income increased 64.6% in 2005, to Ps. 658.8 million from Ps. 400.2 million for 2004. In 2004, net income included a credit of Ps. 25.2 million reflecting the cumulative effect on prior years of the application of Bulletin C-10 (regarding embedded derivatives), while in 2005 this one-time credit did not exist.

GAP 4Q05	Page 8 of 17

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of our activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Our regulated revenues for 2005 were Ps. 2,112.9 million, resulting in an average rate per workload unit of 102.7 pesos. Our regulated revenues accounted for 81.5% of total revenues in 2005.

The Mexican Ministry of Communications and Transportation annually reviews our compliance with the maximum rates, and we expect the next such review to take place during the first half of 2006.

Balance Sheet

Despite a dividend payment of Ps. 1,052.2 million and CAPEX of Ps. 581.9 million during 2005, we maintained a healthy cash and short-term investment position, with a year-end balance of cash and cash equivalents of approximately Ps. 899.3 million, 26.8% lower than in December 2004.

Our principal assets consist of the concessions and rights to use airport facilities, with year-end balances of Ps. 17,119.9 million and Ps. 2,393.0 million, respectively, or 70.3% and 9.8% of total assets, respectively.

CAPEX

During 2005 we invested Ps. 581.9 million in fixed assets. This investment was 94.5% greater than in 2004, as required under our Master Development Plan.

In June 2004, we paid Ps. 431.2 million for the early termination of operating lease agreements at our Puerto Vallarta and Guadalajara airports, which has allowed us to operate the most lucrative commercial areas in these airports since that date.

Recent Events

•

Initial Public Offering – On February 24, 2006, we conducted a global public offering of 476,850,000 Series B shares, of which 333,795,000 were sold in the form of ADSs. As a result of the offering, our shares now trade on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the symbol “GAP”. The shares were offered in the form of ADSs in the U.S. market at a price of US$21 per ADS. Each ADS represents 10 Series B shares.

GAP 4Q05	Page 9 of 17

•

Investor Relations Program - We have retained the services of i-advize Corporate Communications, Inc., a New York City firm, to support our investor relations program. Inquiries can be directed to Maria Barona at (212) 406-3691, mbarona@i-advize.com

GAP 4Q05 Conference Call

Thursday, April 6, 2006

11am Eastern, 10am Mexico City

Dial: (800) 289-0496 in the U.S.

(913) 981-5519 outside the U.S.

Toll Free Mexico: 001-8005141058

Access Code: GAP Mexico

Replay information will be posted on the web site following the conference call.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GAP 4Q05	Page 10 of 17

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	4Q04	4Q05	Change	FY04	FY05	Change
Guadalajara						
Aeronautical Services	158,106	170,841	8.1%	623,406	665,258	6.7%
Non aeronautical Services	35,538	40,203	13.1%	138,859	159,011	14.5%
Total Revenues	193,644	211,043	9.0%	762,265	824,269	8.1%
Operating income	83,583	96,880	15.9%	345,973	389,814	12.7%
EBITDA	132,136	145,249	9.9%	531,589	582,541	9.6%
Tijuana						
Aeronautical Services	66,252	71,556	8.0%	268,400	289,164	7.7%
Non aeronautical Services	19,812	9,850	-50.3%	45,179	37,518	-17.0%
Total Revenues	86,064	81,407	-5.4%	313,579	326,682	4.2%
Operating income	22,528	13,207	-41.4%	45,812	73,912	61.3%
EBITDA	53,549	44,454	-17.0%	168,043	197,837	17.7%
Puerto Vallarta						
Aeronautical Services	67,899	86,819	27.9%	269,697	337,938	25.3%
Non aeronautical Services	17,525	17,658	0.8%	50,952	72,890	43.1%
Total Revenues	85,424	104,478	22.3%	320,650	410,828	28.1%
Operating income	38,704	50,505	30.5%	143,948	217,357	51.0%
EBITDA	58,705	70,478	20.1%	219,839	297,158	35.2%
Los Cabos						
Aeronautical Services	61,196	81,097	32.5%	241,965	314,786	30.1%
Non aeronautical Services	20,366	29,351	44.1%	81,060	116,549	43.8%
Total Revenues	81,562	110,448	35.4%	323,025	431,335	33.5%
Operating income	44,560	71,102	59.6%	175,790	273,263	55.4%
EBITDA	58,757	85,440	45.4%	232,184	330,287	42.3%
Hermosillo						
Aeronautical Services	27,285	26,433	-3.1%	103,640	109,817	6.0%
Non aeronautical Services	4,771	5,444	14.1%	17,979	21,466	19.4%
Total Revenues	32,056	31,877	-0.6%	121,619	131,283	7.9%
Operating income	12,106	9,810	-19.0%	50,441	44,274	-12.2%
EBITDA	20,222	17,959	-11.2%	74,207	76,765	3.4%
Bajio						
Aeronautical Services	28,250	32,182	13.9%	116,700	129,703	11.1%
Non aeronautical Services	5,054	6,865	35.8%	21,282	25,851	21.5%
Total Revenues	33,303	39,048	17.2%	137,982	155,554	12.7%
Operating income	13,616	16,070	18.0%	59,673	67,309	12.8%
EBITDA	21,224	24,333	14.6%	89,858	99,897	11.2%
Others (1)						
Aeronautical Services	61,028	62,039	1.7%	241,570	266,233	10.2%
Non aeronautical Services	10,386	11,268	8.5%	42,623	45,131	5.9%
Total Revenues	71,413	73,307	2.7%	284,192	311,364	9.6%
Operating income	- 5,365	- 4,732	-11.8%	42,742	39,703	-7.1%
EBITDA	17,578	19,111	8.7%	117,403	133,675	13.9%
Total						
Aeronautical Services	470,016	530,968	13.0%	1,865,378	2,112,899	13.3%
Non aeronautical Services	113,451	120,639	6.3%	397,934	478,416	20.2%
Total Revenues	583,467	651,607	11.7%	2,263,312	2,591,315	14.5%
Operating income	209,732	252,842	20.6%	864,378	1,105,632	27.9%
EBITDA	362,171	407,024	12.4%	1,433,123	1,718,161	19.9%

(1) Others included results of operations of Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP 4Q05	Page 11 of 17

Exhibit B: Consolidated Balance Sheet as of December 31, (in thousands of pesos):

GAP 4Q05	Page 12 of 17

Exhibit C: Consolidated Statement of Changes in Financial Position (in thousands of pesos):

GAP 4Q05	Page 13 of 17

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

GAP 4Q05	Page 14 of 17

Overview January – February 2006

The following tables show terminal passenger traffic volumes during the first two months of 2006, as compared with the same period of 2005. (Terminal passenger information excludes transit and general aviation passengers.)

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

GAP 4Q05	Page 15 of 17

Total Terminal passengers (in thousands):

Passenger traffic for the first two months of 2006 has grown at a similar rate to 2005, with an 8.6% increase in the number of total terminal passengers year-over-year in the first two months of 2006. The main contributor to this increase was international traffic, which grew 14.3% as compared to the same period of 2005.

Our Los Cabos and Puerto Vallarta airports, experienced the highest growth in passenger traffic, as was the case in 2005. This reflects the growth trend that has been prevalent since 2005, mainly from international passenger traffic led by U.S. and Canadian tourists.

Overview 2006

Passenger traffic was 8.4% higher in January 2005 than in January 2004, while such traffic was only 6.4% higher in February 2005 than in February 2004. Thus, growth slowed in February 2005 by 200 basis points, as compared with the previous month. The full year 2005, however, showed 9.2% growth.

Passenger traffic in January 2006 was 9.2% higher than in January 2005. February 2006 passenger traffic was 7.9% above that in February 2005. Thus, there was some slowing of growth in February 2006, just as in February 2005, but the decline in the growth rate was smaller.

It is difficult to predict the effects that low-cost carriers will have on our results of operations. If these airlines perform well during 2006, the rate of growth of domestic traffic in 2006 could surpass that experienced in 2005.

GAP 4Q05	Page 16 of 17

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 5, 2006